UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 706,454
Financial instruments owned — At Fair Value	118,494,228
Deposits with clearing organization	11,672,292
Fees and commissions receivable	3,142,886
Deferred tax asset	1,250,124
Receivable from clearing organization — Net	519,801
Other assets	886,949
TOTAL	136,672,734

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, accrued expense and other liabilities	$ 2,081,923
Due to Parent — Net	2,853,966
Total liabilities	4,935,889
Member's equity	131,736,845
TOTAL	136,672,734

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:	
Commissions	$ 29,148,863
Advisory fees	17,912,919
Principal transactions, net	11,162,304
Bank deposit sweep fees	9,648,818
Interest	695,241
Other income	553,724
Total revenues	69,121,869
EXPENSES:	
Salaries, incentives and employee benefits	44,795,250
Management fees	18,602,000
Clearing expenses	5,996,848
Occupancy and equipment	4,037,251
Market and data	1,426,826
Regulatory fees	722,200
Other	3,391,556
Total expenses	78,971,931
LOSS BEFORE INCOME TAXES	(9,850,062)
INCOME TAX BENEFIT	2,402,115
NET LOSS	$ (7,447,947)

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

**STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020**

	Member's Equity
BALANCE — January 1, 2020	$ 138,137,920
Compensation – restricted stock units	1,046,872
Net loss	(7,447,947)
BALANCE — December 31, 2020	$ 131,736,845

See accompanying notes to financial statements.

UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (7,447,947)
Adjustment to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	26,387
Contributions related to stock plan expense	1,046,872
Deferred income taxes	(112,449)
(Increase) decrease in operating assets:	
Financial instruments	6,254,028
Deposits with clearing organizations	(2,291,397)
Fees and commissions receivable	(871,124)
Receivable from/payable to clearing org - Net	(509,894)
Other assets	102,376
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses and other liabilities	(684,001)
Due to parent — net	542,005
Net cash used by operating activities	(3,945,144)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture, equipment, and leasehold improvements	(18,204)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,963,348)
CASH AND CASH EQUIVALENTS — Beginning of year	4,669,802
CASH AND CASH EQUIVALENTS — End of year	$ 706,454

See accompanying notes to financial statements.